EXHIBIT 99.II

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX") REPORTS THIRD QUARTER 2003 NET INCOME OF $17.8 MILLION

Panama City, Republic of Panama, October 29, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX) reported results for the third quarter ended September 30, 2003.

--------------------------------------------------------------------------------
3Q03 Financial Highlights

o Net income was $17.8 million, compared to $67.1 million for the 2Q03 and $15.8 million for the 3Q02.

o Short-term trade loans of $1.2 bn. up 9% for the quarter and 46% year-to-date. Non-trade loans of $0.8 bn down 16% for the quarter, 23% year-to-date.

o The Bank sold $123 million of Argentine obligations. Net exposure in the country is $272 million, down 41% from a year ago.
--------------------------------------------------------------------------------

Third Quarter 2003 Earnings of $17.8 million

The Bank reported third quarter 2003 net income of $17.8 million, or $0.45 per share, compared with net income of $67.1 million or $3.65 per share in the previous quarter, and with net income of $15.8 million, or $0.90 per share, in the third quarter of 2002.

Earnings per share calculations are based on the average number of shares outstanding during each period. During the third quarter of 2003 the average number of common shares was 39.3 million shares, compared to 18.3 million shares in the second quarter of 2003, and compared to 17.3 million shares during the third quarter of 2002.

Net income for the third quarter reflected the sale, partial payment and fair market value adjustment of Argentine loans and securities, which generated gains on the sale of securities and reversals of the allowance for loan and off-balance sheet losses. The Bank also increased specific reserve coverage of certain borrowers. The net positive impact on earnings of these factors was $57.1 million and $13.8 million in the second and third quarters of 2003, respectively. Net income for the third quarter also reflects a loss of $6.7 million on derivatives and hedging activities related to the Bank's decision to unwind interest rate swaps associated with certain fixed-rate securities.

Net income for 2003 year-to-date amounted to $95.3 million, or $3.78 per share, compared to a $283.8 million loss, or a loss of $16.41 per share, for the same period in 2002. The loss in the first nine-months of 2002 reflected $279.9 million of provisions for credit losses and a $44.3 million charge resulting from impairment losses on securities, both related to the Bank's Argentine portfolio.

Commenting on the latest quarterly figures, Jose Castaneda, Chief Executive Officer of BLADEX, said, "The latest quarter was the first in the last year and a half in which the Bank was able to focus on its business, without the significant diversion of management's time to the capitalization project. Our entire organization is now fully engaged in executing our strategy of making BLADEX into the supplier of choice for trade finance services in the Latin American region.

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

($ Millions)

Jun. 02  Jul. 02  Ago-02  Sept. 02  Oct. 02  Nov. 02  Dec-02  Jan-03  Feb-03  Mar-03  Apr-03  May-03  Jun-03  Jul-03  Aug-03  Sep-03
-------  -------  ------  --------  -------  -------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
  894      826     764      719       754      772      786     782     785     873     937     999    1,058   1,067   1,110   1,151

To this end, we continue working to leverage the balance sheet by adding new trade finance loans, while collecting on our remaining medium-term, non-trade loans. The 9% growth in our short-term trade loan portfolio (excluding Argentina) during the latest quarter is more reflective of the underlying market demand and risk profile of the region than the previous quarter's 21% increase, which resulted from pent-up demand that we were able to satisfy in anticipation of our capitalization. Year-to-date, we have been able to grow this core business component by 46%, in spite of challenging underlying market conditions.

We continue to assess the risk in our remaining Argentine portfolio, of which 88% has been restructured or is in negotiation, and we are periodically reviewing the adequacy of our allowances for credit losses which involves an in depth analysis of each borrower, its ability to repay and market conditions. As a result of this evaluation, we increased the specific reserve coverage for certain borrowers.

                          Loan Portfolio Disbursements

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

($ Millions)

3qtr02          4qtr02          1qtr03          2qtr03          3qtr03
------          ------          ------          ------          ------
 550             682             583             746             733

BLADEX has recovered its historical ability to fund all the lending business it originates and desires to book. Deposit balances are increasing, lines of credit to the Bank are being re-established on improved terms, and funding with tenors at the long end of the spectrum is available again.

Deployment of our new U.S dollar clearing service for banks, in collaboration with Bank of America, is proceeding as planned. Our clients have reacted positively to this new service and the first operating accounts have already been opened.

While BLADEX has many growth and governance initiatives under way, all are subsets of the two basic pillars of our strategy: strengthening our trade finance franchise and maximizing the value of our Argentine portfolio. Among the more significant current initiatives are product diversification through additional strategic alliances, improved country and product capital allocation methodologies, and the formulation of a cash dividend policy," Mr. Castaneda concluded.

EXPOSURE IN ARGENTINA

 [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

($ Millions)

4qtr01     1qtr02    2qtr02     3qtr02     4qtr02    1qtr03    2qtr03     3qtr03
------     ------    ------     ------     ------    ------    ------     ------
 13%        17%       49%        50%        54%       52%       44%        42%
1,002       828       494        462        394       401       350        272

The Bank's exposure in Argentina at September 30, 2003, net of fair value adjustments of investment securities, amounted to $452 million, a reduction of $132 million, or 23%, from June 30, 2003, and a reduction of $394 million, or 47%, from a year ago. At September 30, 2003, the Bank's exposure in the country, net of both fair value adjustments of investment securities and of the allowance for credit losses, amounted to $272 million, which represented 48% of the total equity capital of the Bank, compared to 154% at September 30, 2002 and compared to 169% at June 30, 2002.

The reductions in the Bank's Argentine portfolio during the third quarter resulted from sales of Argentine obligations with a face value of $123.4 million, collections of principal of $38.2 million, and negative mark to market of securities of $4.4 million.

All of the Bank's exposure in Argentina continues to be denominated in U.S. dollars. The Argentine portfolio distribution by type of industry as of September 30, 2003, is as follows:

                       (In $ millions, except percentages)
       ===============================================================
                                                   CLAIMS
                                                (FACE VALUE)
       INDUSTRY                                 AT SEPT.30/03       %
       ===============================================================
       Non-Financial Entities
          Beverage                                   $27            6%
          Telecommunications                          19            4%
          Food production                             17            4%
          Mining and oil and gas extraction           53           12%
          Primary metal manufacturing                  8            2%
          Utilities                                   50           11%
       ---------------------------------------------------------------
                Total Non-Financial Entities        $173           38%
       ---------------------------------------------------------------
       Financial Institutions
          Controlled subsidiaries of major
            US and European Banks                    $57           13%
          State owned banks supported by
            third party paper                         66           15%
          State owned banks                          155           34%
       ---------------------------------------------------------------
                Total Financial Institutions        $279           62%
       ---------------------------------------------------------------
       Total                                        $452          100%
       ===============================================================

In addition, at September 30, 2003, the Bank had reverse repurchase agreements with Argentine counterparties totaling $132 million, which are fully collateralized with U.S. Treasury securities, an amount unchanged from June 30, 2003, and from September 30, 2002. These instruments are classified as U.S. country risk.

In accordance with the Bank's policy, all interest payments on Argentine credits are recorded on a cash basis. Although significant amounts of interest have been received on a consistent basis from most of the Bank's clients in the country, the ultimate collection of principal on these loans is evaluated separately. During the third quarter of 2003, the Bank collected interest from Argentine borrowers of approximately $6.0 million. The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers during the third quarter of 2003 was 97%, compared to 81% during the second quarter of 2003, and to 74% during the first quarter of 2003. These figures exclude interest payments received during each quarter that correspond to interest owed from prior quarters.

The Bank continues working with its Argentine clients to renegotiate and restructure their obligations. At September 30, 2003, 72% of the Argentine portfolio had been restructured, while the restructuring of 16% is currently under negotiation, and 11% has not been restructured and is not paying interest. From this perspective, the composition of the Argentine portfolio is as follows:

    (In $ millions, except percentages)
    ======================================================================
                                                     OUTSTANDING AT     %
    STATUS                                           SEPT. 30, 2003
    ======================================================================
    Performing under original terms                        $2           1%

    Restructured and performing under renegotiated
    terms                                                  327         72%

    In negotiations to be restructured (current in
    interest)                                              74          16%

    Restructured and not performing under new terms        --           0%

    Not restructured and not paying interest               49          11%
    ======================================================================
    Total                                                 $452        100%
    ======================================================================

The terms of the Bank's restructured loans have an average life of two and a half years and no deals have involved discounts or losses of principal. Assets not restructured and not paying interest consist mostly of obligations due from utilities (69%) and companies in the telecommunications industry (31%).

EXPOSURE IN BRAZIL

BLADEX's Brazilian exposure (net of fair value adjustments of investment securities) at September 30, 2003 was $1,140 million, up $74 million, or 7% from the second quarter ended June 30, 2003, and down $151 million, or 12%, from a year ago. At September 30, 2003, the Bank's credit exposure in Brazil was composed of obligations due from banks (82%) and non-financial entities (18%).

At September 30, 2003, the trade finance segment of the Brazilian credit portfolio was 76%, compared to 71% at June 30, 2003, and to 56% at September 30, 2002.

At September 30, 2003, 76% of the outstanding Brazilian non-trade credit portfolio, in the amount of $273 million, was scheduled to mature on or before December 31, 2004.

At the end of the latest quarter, the Brazilian portfolio had $94 thousand in past due interest, compared to $1 thousand in past due interest at June 30, 2003, and included one impaired loan on a non-accruing basis of $47 million to a Brazilian corporation, for which the Bank has established a specific allowance for possible loan losses.

BUSINESS

The Bank's business activities are focused on providing short-term trade financing to banks and strategic corporations. The geographical composition (excluding Argentina) of the Bank's credit portfolio (nominal amount) by type of client and exposure, at September 30, 2003, was as follows:

================================================================================
                                               CARIBBEAN
                                                  AND
                BRAZIL    MEXICO   DOMINICAN    CENTRAL      SOUTH     OTHER (*)
                                    REPUBLIC    AMERICA     AMERICA
================================================================================
Banks             82%       79%       100%        50%         48%        100%
Non-Financial
  Entities        18%       21%         0%        50%         52%          0%

Trade             76%       72%        85%        96%         52%          0%
Non-Trade         24%       28%        15%         4%         48%        100%
================================================================================

(*) Other - includes Reverse Repurchase Agreements classified as U.S. country risk of $132 million. (Information based on nominal amounts).

At September 30, 2003, 93% of the Bank's credit portfolio (excluding Argentina) was scheduled to mature on or before December 31, 2004. In addition, a total of $640 million, or 89%, of the Bank's $716 million medium-term portfolio (excluding non-accruing loans) matures on or before December 31, 2005. Per country distribution of this exposure is presented below:

       (In $ millions, except percentages)
       -------------------------------------------------------------
                                                      % TO MATURE ON
                                                         OR BEFORE
       COUNTRY                   AMOUNT OUTSTANDING    DEC. 31, 2005
       -------------------------------------------------------------
       BRAZIL                          $386                  95%
       COLOMBIA                          45                  44%
       COSTA RICA                         2                 100%
       DOMINICAN REPUBLIC                59                 100%
       ECUADOR                            0                 100%
       EL SALVADOR                        1                 100%
       MEXICO                           114                  75%
       NICARAGUA                          6                 100%
       PERU                              28                 100%
       VENEZUELA                         75                  97%
                                       ----
       TOTAL                           $716                  89%
       -------------------------------------------------------------

At September 30, 2003, approximately $1,930 million, or 72%, in principal amount of the Bank's credit portfolio (net of fair value adjustments) was outstanding to borrowers in the following four countries: Brazil ($1,140 million, or 42%); Argentina ($452 million, or 17%); Mexico ($203 million, or 8%); and the Dominican Republic ($135 million, or 5%).

The Bank's risk-weighted asset distribution by country at September 30, 2003, was as follows:

(In $ millions, except percentages)
================================================================================
                           TOTAL ASSETS AND               RISK WEIGHTED
            COUNTRY         CONTINGENCIES        %           ASSETS           %
================================================================================
CREDIT PORTFOLIO
  ARGENTINA                       $452           17%           $452          32%
  BRAZIL                         1,140           42%            402          28%
  DOMINICAN REPUBLIC               135            5%             24           2%
  MEXICO                           203            8%             74           5%
  VENEZUELA                         81            3%             81           6%
  OTHER COUNTRIES                  678           25%            380          27%
================================================================================
TOTAL CREDIT PORTFOLIO          $2,689          100%         $1,414         100%
================================================================================
OTHER (*)                         $389                          $89
================================================================================

(*) Other includes cash and due from banks, interest-bearing deposits, unearned income, premises and equipment, accrued interest receivable, derivative financial instruments, loan commitments and other assets.

A comparative credit distribution by country is shown in Exhibit VIII hereto.

LIQUIDITY

During the third quarter of 2003, the Bank decided to reduce its liquidity to match historical levels in view of increased capitalization levels, upgraded credit ratings, and improved access to funding.

The Bank's net cash position (cash and due from banks, plus interest bearing deposits with banks) as a percentage of its overall balance sheet was 10.5% at the end of the third quarter of 2003, compared with 15.8% at June 30, 2003, and 14.6% at September 30, 2002, respectively. The Bank's net cash position represented 42% of deposits at September 30, 2003, compared to 82% at June 30, 2003, and 86% a year ago.

During the quarter, deposits increased by 20% to $613 million at the end of the quarter, reaching the $600 million level for the first time since last year.

On September 23, 2003, at the Annual Meeting of the Board of Governors of the World Bank Group and the International Monetary Fund in Dubai, BLADEX signed a contract with the German Investment and Development Company (DEG) and the Netherlands Development Finance Company (FMO) for a $40 million five-year loan, the longest tenor the Bank has contracted in the last 2.5 years.

The following table shows the maturity profile of the interest earning assets and interest bearing liabilities of the Bank as of September 30, 2003, indicating that the Bank has sufficient asset maturities in the short-term to cover the maturities of all its liabilities, even after making the assumption that the Bank's Argentine assets will mature in the 4 to 7 years range.

--------------------------------------------------------------------------------
                               Interest     Interest
                               earning      bearing
(In $ millions)                Assets (1)   liabilities     Gap        Acum. Gap
--------------------------------------------------------------------------------
1 to 7 days                        322          236           86            86
8 to 30 days                       240          349         (109)          (22)
31 to 60 days                      316          274           42            20
61 to 90 days                      247          232           15            34
91 to 120 days                     203           80          124           158
121 to 150 days                    132           18          114           272
151 to 180 days                    167           60          107           379
181 to 365 days                    383          357           25           405
1 to 2 yrs Total                    61          138          (77)          328
2 to 3 yrs Total                    17           40          (23)          305
3 to 4 yrs                          71           --           71           376
4 to 7 yrs (2)                     485           --          485           861
                                 -----        -----        -----
Grand Total                      2,644        1,783          861

Notes:

1. Does not include fair value adjustments of investment securities, premiums and discounts.

2. Maturities of Argentine assets and other non-accruing assets are included in the 4 to 7 years range.

ASSET QUALITY

As of September 30, 2003, the Bank's total allowance for credit losses was $272.3 million, of which $179.9 million related to the Bank's loan and off-balance sheet credit exposure in Argentina of $447.0 million, which represents a credit reserve coverage in Argentina of 40.3%. Fair market value adjustments (impairment loss on securities and unrealized gain/ loss on securities) on the Bank's $9.8 million in face value of investment securities in Argentina amounted to $(4.8) million for the quarter.

The $272.3 million allowance as of September 30, 2003 compares to an allowance of $322.8 million as of June 30, 2003. The decrease in the allowance for credit losses during the third quarter of 2003 was principally due to the sale of Argentine loans that resulted in a $51.6 million decline in the allowance for loan losses. The following table sets forth the Bank's allowance for credit losses for the quarters ended at the dates shown below:

 (In $ millions)

------------------------------------------------------------------------------------------------------------------
                                      31-MAR-02  30-JUN-02   30-SEP-02  31-DEC-02  31-MAR-03  30-JUN-03  30-SEP-03
==================================================================================================================
Allowance for credit losses
At beginning of period                    194.7      214.7       474.6      474.9      453.1      445.6      322.8
   Provisions charged to expense (1)       20.0      259.9         0.0       -1.2        0.3      -44.6       -5.1
   Recoveries                               0.0        0.0         0.3        0.0        0.0        0.0        2.0
   Charged-off loans                        0.0        0.0         0.0      -20.6       -7.8      -78.2      -47.4
------------------------------------------------------------------------------------------------------------------
Balance at end of period                  214.7      474.6       474.9      453.1      445.6      322.8      272.3
------------------------------------------------------------------------------------------------------------------

(1) Includes a reversal in the provision for loan losses of $44.1 million as a result of the sale of Argentine loans during the 2Q03 and $9.9 million in the 3Q03.

At September 30, 2003, the Bank had on non-accrual status credits totaling $452 million in Argentina, $47 million in Brazil, and $816 thousand in Paraguay.

At September 30, 2003, the allowance for credit losses allocated to the loan and off-balance sheet credit portfolio other than Argentina represented 4.3% of that portfolio.

NET INTEREST INCOME

Net interest income amounted to $13.4 million in the third quarter of 2003, compared to $13.5 million in the second quarter of 2003, and $15.5 million in the third quarter of 2002. The $2.1 million decline in net interest income in the third quarter of 2003 as compared to the third quarter of 2002 was mainly due to lower average total loan volumes (i.e. increasing trade and decreasing medium-term exposure) and lower interest rates, which generated a lower return on the Bank's available capital funds, mostly invested in Libor-based floating rate assets.

Net interest margin

The net interest margin (net interest income divided by the average balance of interest-earning assets) and net interest spread (average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities) for the third quarter of 2003 were 1.96% and 1.29%, respectively. The table below sets forth the net interest margin and the net interest spread for the periods indicated:

             -------------------------------------------------
                                    3Q02       2Q03      3Q03
             -------------------------------------------------
             Net Interest Margin    1.58%     1.78%      1.96%
             Net Interest Spread    1.00%     1.18%      1.29%
             -------------------------------------------------

The net interest margin and spread for the quarter benefited from the combination of higher interest collection (97%) on non-accruing loans (Argentina), higher average equity funds due to the recent capitalization, and lower average liquidity levels, which offset lower lending margins. The average net spread over Libor of the Bank's loan and investment portfolio declined from 1.64% in the second quarter of 2003, to 1.46% in the third quarter of 2003.

OPERATING EXPENSES

The following table shows the components of total operating expenses for the periods indicated:

(In $ thousands)
===========================================================================================
                                           9M02       9M03       3Q02       2Q03       3Q03
===========================================================================================
Salaries and other employee expenses      7,408      7,093      1,784      2,441      2,103
Communications                              429        369        117        127        122
Depreciation of premises and
equipment                                 1,027      1,131        362        377        378
Professional services                     2,832      2,163      1,693      1,043        632
Maintenance and repairs                     659        831        173        324        292
Rent of office space and equipment          419        349        138        109        125
Other operating expenses                  2,685      2,809        825        988      1,103
                                         ------     ------     ------     ------     ------
      Total Operating Expenses           15,458     14,744      5,093      5,409      4,755
                                         ======     ======     ======     ======     ======
===========================================================================================

Salaries and other employee expenses for the second and third quarters of 2003 include variable compensation provisions of $0.6 million and $0.3 million, respectively. Excluding the impact of these provisions, salaries and other employee expenses for the third quarter of 2003 decreased by 1% compared to the second quarter of 2003. Professional services and maintenance and repairs expenses for the third quarter of 2003 decreased by 39% and 10%, respectively, compared to the second quarter of 2003, primarily due to one time consulting fees related to information technology projects and systems security. Other operating expenses for the third quarter of 2003 increased by 12% compared to the second quarter of 2003, mainly due to higher insurance costs.

PERFORMANCE AND CAPITAL RATIOS

At the end of the third quarter of 2003, the number of common shares outstanding was 39.3 million, reflecting the 22 million increase in the number of shares resulting from the issuance of new equity capital in the amount of $147 million at the end of the second quarter of 2003.

The return on average stockholders' equity and the return on average assets for the quarter ended September 30, 2003 were 12.50% and 2.83%, respectively, compared to 70.22% and 9.79%, respectively, for the second quarter of 2003, and 20.83% and 1.78%, respectively, for the third quarter of 2002. The higher returns in previous quarters largely reflect the lower capitalization levels of the Bank in those periods.

The ratio of common equity to total assets at September 30, 2003 was 23.09%, compared to 20.54% at June 30, 2003, and compared to 8.94% at September 30, 2002. Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios would be 37.78% and 39.03%, respectively, as of September 30, 2003, compared to 32.21% and 33.46%, respectively, as of June 30, 2003, and compared to 12.37% and 13.62%, respectively, as of September 30, 2002.

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the ability of the Bank to fund all business it originates, the future increase in deposit balances, the re-establishment of lines of credit to the Bank on improved terms, the ability of the Bank to secure funding at tenors at the long end of the spectrum and the sufficiency of the Bank's asset maturities in the short-term to cover the maturities of its liabilities. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank's credit portfolio, adverse economic or political developments in the region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina, Brazil or other countries in the region unfolding in a manner that is detrimental to the Bank or which result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.

Note:

Various numbers and percentages set out in this press release have been rounded and, accordingly, may not total exactly.

There will be a conference call on October 30, 2003 at 4:00 p.m. ET in the U.S. (4:00 p.m. Panamanian time). For those interested in participating, please call 800-275-6556 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 302-709-8340. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#550379 to the telephone operator five minutes before the call is set to begin.

--------------------------------------------------------------------------------

For further information, please access our web site on the Internet at www.blx.com or contact:
     Carlos Yap S.
     Senior Vice President, Finance
     BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269-6333
     E-mail Internet address: cyap@blx.com
 - Or -
     William W. Galvin
     The Galvin Partnership
     76 Valley Road
     Cos Cob, CT  06807
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com

--------------------------------------------------------------------------------

The BLADEX Quarterly Earnings Report Conference Call will be available for review on Conference Replay one hour after the conclusion of the conference call. Please dial 800-355-2355 and follow the instructions. The Conference ID# for the call that will be replayed is 550379.

                                                                       EXHIBIT I
                      CONSOLIDATED STATEMENT OF OPERATIONS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                       FOR THE THREE MONTHS ENDED
                                                                     ----------------------------------------------------------
                                                                                 (A)            (B)             (C)
                                                                            Sept. 30, 2002  June 30, 2003  Sept. 30, 2003
-------------------------------------------------------------------------------------------------------------------------------
                                                                     (In $ Thousands, except percentages and per share amounts)
INCOME STATEMENT DATA:
Interest income .......................................................         $ 37,667       $ 26,265       $ 22,769
Interest expense (1) ..................................................          (22,118)       (12,748)        (9,339)
                                                                                --------       --------       --------
NET INTEREST INCOME ...................................................           15,549         13,517         13,430
Provision for loan losses .............................................                0         37,429         10,093
                                                                                --------       --------       --------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES
LOAN LOSSES ...........................................................           15,549         50,946         23,523

OTHER INCOME (EXPENSE):
Commission income .....................................................            1,623          1,943          1,913
Commission expense and other charges (1) ..............................               (9)          (108)          (131)
Provision for losses on off-balance sheet credit risk .................                0          7,209         (5,043)
Provision for fair value guarantees ...................................                0             92              0
Derivatives and hedging activities ....................................            4,640           (320)        (6,667)
Impairment loss on securities .........................................           (2,252)          (875)           (75)
Gain on early extinguishment of debt ..................................            1,430            789              0
Gain on the sale of loans .............................................                6              0              0
Gain on the sale of securities available for sale .....................                0         13,351          8,860
Gain (loss) on foreign currency exchange ..............................              (41)          (534)           176
Other income ..........................................................                2              1              2
                                                                                --------       --------       --------
NET OTHER INCOME (EXPENSE) ............................................            5,398         21,547           (965)

OPERATING EXPENSES:
Salaries and other employee expenses ..................................           (1,784)        (2,441)        (2,103)
Communications ........................................................             (117)          (127)          (122)
Depreciation of premises and equipment ................................             (362)          (377)          (378)
Professional services .................................................           (1,693)        (1,043)          (632)
Maintenance and .repairs ..............................................             (173)          (324)          (292)
Rent of office space and equipment ....................................             (138)          (109)          (125)
Other operating expenses ..............................................             (825)          (988)        (1,103)
                                                                                --------       --------       --------
TOTAL OPERATING EXPENSES ..............................................           (5,093)        (5,409)        (4,755)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAX ............................................................           15,854         67,085         17,803
Income tax ............................................................               (6)            (1)             0
                                                                                --------       --------       --------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET .........................           15,848         67,084         17,803

DISCONTINUED OPERATIONS:
Loss from operations and disposal of segment ..........................              (24)             0              0
                                                                                --------       --------       --------
NET INCOME (LOSS) .....................................................         $ 15,824       $ 67,084       $ 17,803
                                                                                ========       ========       ========
NET INCOME (LOSS) AVAILABLE FOR COMMON
 STOCKHOLDERS .........................................................         $ 15,566       $ 66,865       $ 17,803

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend .....................             0.90           3.65           0.45
Diluted earnings per share (losses) ...................................             0.89           3.62           0.45

COMMON SHARES OUTSTANDING:
Period average ........................................................           17,343         18,310         39,343

PERFORMANCE RATIOS:
Return on average assets ..............................................             1.78%          9.79%          2.83%
Return on average common stockholders' equity .........................            20.83%         70.22%         12.65%
Net interest margin ...................................................             1.58%          1.78%          1.96%
Net interest spread ...................................................             1.00%          1.18%          1.29%
Total operating expenses to total average assets ......................             0.57%          0.79%          0.76%
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------


                                                                      (C) -(B)                     (C) -(A)
                                                                       CHANGE             %         CHANGE              %
-------------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA:
Interest income .................................................     ($ 3,496)          (13)%     ($14,898)          (40)%
Interest expense (1) ............................................        3,409           (27)        12,779           (58)
                                                                      --------                     --------
NET INTEREST INCOME .............................................          (87)           (1)        (2,119)          (14)
Provision for loan losses .......................................      (27,336)          (73)        10,093           n.a. (*)
                                                                      --------                     --------
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES
LOAN LOSSES .....................................................      (27,423)          (54)         7,974            51

OTHER INCOME (EXPENSE):
Commission income ...............................................          (30)           (2)           290            18
Commission expense and other charges (1) ........................          (23)           21           (122)          n.s  (*)
Provision for losses on off-balance sheet credit risk ...........      (12,251)         (170)        (5,043)          n.a. (*)
Provision for fair value guarantees .............................          (92)         (100)             0           n.a. (*)
Derivatives and hedging activities ..............................       (6,347)          n.s        (11,307)         (244) (*)
Impairment loss on securities ...................................          800           (91)         2,177           (97)
Gain on early extinguishment of debt ............................         (789)         (100)        (1,430)         (100)
Gain on the sale of loans .......................................           (0)         (100)            (6)         (100)
Gain on the sale of securities available for sale ...............       (4,492)          (34)         8,860           n.a. (*)
Gain (loss) on foreign currency exchange ........................          710          (133)           218           n.s  (*)
Other income ....................................................            0            33              0             5
                                                                      --------                     --------
NET OTHER INCOME (EXPENSE) ......................................      (22,513)         (104)        (6,364)         (118)

OPERATING EXPENSES:
Salaries and other employee expenses ............................          338           (14)          (319)           18
Communications ..................................................            5            (4)            (5)            4
Depreciation of premises and equipment ..........................           (1)            0            (16)            4
Professional services ...........................................          411           (39)         1,061           (63)
Maintenance and .repairs ........................................           32           (10)          (119)           69
Rent of office space and equipment ..............................          (16)           15             13            (9)
Other operating expenses ........................................         (115)           12           (278)           34
                                                                      --------                     --------
TOTAL OPERATING EXPENSES ........................................          653           (12)           338            (7)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAX ......................................................      (49,282)          (73)         1,948            12
Income tax ......................................................            1          (100)             6          (100)
                                                                      --------                     --------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ...................      (49,281)          (73)         1,954            12

DISCONTINUED OPERATIONS:
Loss from operations and disposal of segment ....................            0          n.a.             24          (100) (*)
                                                                      --------                     --------
NET INCOME (LOSS) ...............................................     ($49,281)          (73)      $  1,978            13
                                                                      ========                     ========
NET INCOME (LOSS) AVAILABLE FOR COMMON
 STOCKHOLDERS ...................................................     ($49,063)          (73)%     $  2,236            14%

PER COMMON SHARE DATA:
Net income (loss), after Preferred Stock dividend ...............
Diluted earnings per share (losses) .............................

COMMON SHARES OUTSTANDING:
Period average ..................................................

PERFORMANCE RATIOS:
Return on average assets ........................................
Return on average common stockholders' equity ...................
Net interest margin .............................................
Net interest spread .............................................
Total operating expenses to total average assets ................
-------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

(*) The meanings of the abbreviations for the percentage change of periods presented are as follows: n.s means not significant and n.a means not applicable.

                                                                      EXHIBIT II
                           CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------------------------------
                                                                                 AT THE END OF,
                                                             ------------------------------------------------
                                                                  (A)              (B)              (C)
                                                             Sept. 30, 2002   June 30, 2003    Sept. 30, 2003
-------------------------------------------------------------------------------------------------------------
                                                                  (In $ thousands, except percentages)

ASSETS
Cash and due from banks ..................................     $     3,148      $     1,190      $     1,110
Interest-bearing deposits with banks .....................         484,274          421,661          256,842
Securities purchased under agreements to resell ..........         132,022         132,022.          132,022
Securities available for sale ............................         181,973          122,869           54,006
Securities held to maturity ..............................          67,507           10,979           40,781
Loans ....................................................       2,818,296        2,235,236        2,151,755
  Less:
   Allowance for loan losses .............................        (449,673)        (298,963)        (243,479)
   Unearned income .......................................         (10,356)          (5,545)          (3,654)
                                                               -----------      -----------      -----------
  Loans, net .............................................       2,358,266        1,930,728        1,904,621

Customers' liabilities under acceptances .................          65,533           27,513           44,511
Premises and equipment ...................................           5,487            4,474            4,367
Accrued interest receivable ..............................          24,777           13,907           12,015
Derivatives financial instruments - assets ...............          15,112            3,004            1,654
Other assets .............................................           9,882            9,041            7,204
                                                               -----------      -----------      -----------

  TOTAL ASSETS ...........................................     $ 3,347,982      $ 2,677,388        2,459,133
                                                               ===========      ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits
  Demand .................................................          27,968           36,293           16,554
  Time ...................................................         539,814          476,351          596,144
                                                               -----------      -----------      -----------
Total Deposits ...........................................         567,782          512,645          612,698
Short-term borrowings and placements .....................         862,251          642,329          596,698
Medium and long-term borrowings and placements ...........       1,458,720          867,855          573,689
Acceptances outstanding ..................................          65,533           27,513           44,511
Accrued interest payable .................................          17,500            7,848            5,479
Derivatives financial instruments - liabilities ..........          18,451           16,874            8,866
Allowance for losses on off-balance sheet credit risk ....          25,251           23,803           28,837
Other liabilities ........................................          33,090           28,667           20,595
                                                               -----------      -----------      -----------

  TOTAL LIABILITIES ......................................     $ 3,048,579      $ 2,127,534      $ 1,891,374
                                                               -----------      -----------      -----------

COMMON STOCKHOLDERS' EQUITY
Common stock, no par value ...............................         133,233          279,976          279,976
Treasury stock ...........................................         (85,634)         (85,634)         (85,634)
Capital surplus ..........................................         145,515          133,684          133,717

Capital reserves .........................................          95,210           95,210           95,210
Accumulated other comprehensive income (loss) ............         (15,139)           8,905            8,974
Retained earnings ........................................          26,217          117,713          135,515
                                                               -----------      -----------      -----------

TOTAL COMMON STOCKHOLDERS' EQUITY ........................     $   299,402      $   549,854      $   567,759
                                                               -----------      -----------      -----------

 Commitments and contingent liabilities

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............     $ 3,347,982      $ 2,677,388        2,459,133
                                                               ===========      ===========      ===========
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------


                                                             (C) -(B)             (C) -(A)
                                                              CHANGE       %       CHANGE            %
-------------------------------------------------------------------------------------------------------------


ASSETS
Cash and due from banks ..................................   ($     80)       (7)%     ($    2,038)     (65)%
Interest-bearing deposits with banks .....................    (164,819)      (39)         (227,433)     (47)
Securities purchased under agreements to resell ..........           0         0                 0        0
Securities available for sale ............................     (68,863)      (56)         (127,967)     (70)
Securities held to maturity ..............................      29,802       271           (26,725)     (40)
Loans ....................................................     (83,481)       (4)         (666,541)     (24)
  Less:
   Allowance for loan losses .............................      55,484       (19)          206,194      (46)
   Unearned income .......................................       1,891       (34)            6,702      (65)
                                                             ---------                 -----------
  Loans, net .............................................     (26,107)       (1)         (453,645)     (19)

Customers' liabilities under acceptances .................      16,998        62           (21,022)     (32)
Premises and equipment ...................................        (107)       (2)           (1,120)     (20)
Accrued interest receivable ..............................      (1,892)      (14)          (12,762)     (52)
Derivatives financial instruments - assets ...............      (1,350)      (45)          (13,458)     (89)
Other assets .............................................      (1,837)      (20)           (2,678)     (27)
                                                             ---------                 -----------

  TOTAL ASSETS ...........................................   ($218,255)       (8)%     ($  888,848)     (27)%
                                                             =========                 ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
  Deposits
  Demand .................................................     (19,740)      (54)%         (11,415)     (41)%
  Time ...................................................     119,793        25            56,330       10
                                                             ---------                 -----------
Total Deposits ...........................................     100,053        20            44,915        8
Short-term borrowings and placements .....................     (45,631)       (7)         (265,552)     (31)
Medium and long-term borrowings and placements ...........    (294,166)      (34)         (885,032)     (61)
Acceptances outstanding ..................................      16,998        62           (21,022)     (32)
Accrued interest payable .................................      (2,369)      (30)          (12,021)     (69)
Derivatives financial instruments - liabilities ..........      (8,008)      (47)           (9,585)     (52)
Allowance for losses on off-balance sheet credit risk ....       5,034        21             3,586       14
Other liabilities ........................................      (8,072)      (28)          (12,495)     (38)
                                                             ---------                 -----------

  TOTAL LIABILITIES ......................................   ($236,160)      (11)%     ($1,157,205)     (38)%
                                                             ---------                 -----------

COMMON STOCKHOLDERS' EQUITY
Common stock, no par value ...............................
Treasury stock ...........................................
Capital surplus ..........................................

Capital reserves .........................................
Accumulated other comprehensive income (loss) ............
Retained earnings ........................................


TOTAL COMMON STOCKHOLDERS' EQUITY ........................   $  17,905         3%      $   268,357       90%
                                                             ---------                 -----------

 Commitments and contingent liabilities

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............   ($218,255)       (8)%     ($  888,848)     (27)%
                                                             =========                 ===========
-------------------------------------------------------------------------------------------------------------

                                                                     EXHIBIT III

                       SUMMARY CONSOLIDATED FINANCIAL DATA
             (Consolidated Statements of Operations, Balance Sheet,
                         and Selected Financial Ratios)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                           FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                               ---------------------------------------------------
                                                                                                         2002                2003
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (In $ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income (1) ......................................................                    $    49,613         $    40,717
Provision for loan losses and off-balance sheet credit risk ..................                       (279,949)             49,371
Commission income, expense and other charges (1) .............................                          6,803               6,046
Provision for fair value of guarantees .......................................                              0                  (5)
Derivatives and hedging activities ...........................................                             27              (7,789)
Impairment loss on securities ................................................                        (44,260)               (953)
Gain on early extinguishment of debt .........................................                          1,430                 789
Gain on the sale of loans and securities available for sale ..................                            154              22,212
Gain (loss) on foreign currency exchange .....................................                            (29)               (384)
Other income .................................................................                             88                   9
Operating expenses ...........................................................                        (15,458)            (14,744)
                                                                                                  -----------         -----------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX ...................                       (281,581)             95,268
  Income tax .................................................................                            (24)                 (5)
                                                                                                  -----------         -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ................................                       (281,605)             95,263
DISCONTINUED OPERATIONS:
  Loss from operations and disposal of segment ...............................                         (2,243)                  0
                                                                                                  -----------         -----------
NET INCOME (LOSS) ............................................................                    ($  283,848)        $    95,263
                                                                                                  ===========         ===========
Net income (loss) available for common stockholders ..........................                    ($  284,613)        $    94,895

BALANCE SHEET DATA:
Loans, net ...................................................................                      2,358,266           1,904,621
Securities purchased under agreements to resell ..............................                        132,022             132,022
Investment securities ........................................................                        249,480              94,787
Total assets .................................................................                      3,347,982           2,459,133
Deposits .....................................................................                        567,782             612,698
Short-term borrowings and placements .........................................                        862,251             596,698
Medium and long-term borrowings and placements ...............................                      1,458,720             573,689
Redeemable preferred stock ...................................................                         12,610              10,474
Total liabilities ............................................................                      3,048,579           1,891,374
Common stockholders' equity ..................................................                        299,402             567,759

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ...................................                         (16.41)               3.78
Diluted earnings per share ...................................................                         (16.35)               3.76
Book value (period average) ..................................................                          28.26               17.00
Book value (period end) ......................................................                          17.22               14.42

COMMON SHARES OUTSTANDING:
Period average ...............................................................                         17,343              25,079
Period end ...................................................................                         17,343              39,343

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets .....................................................                         -8.41%                4.69%
Return on average common stockholders' equity ................................                        -77.50%               29.72%
Net interest margin ..........................................................                           1.42%               1.81%
Net interest spread ..........................................................                           0.93%               1.18%
Total operating expenses to total average assets .............................                           0.46%               0.73%

ASSET QUALITY RATIOS:

Non-accruing loans and investments to total loan and investment  portfolio ...                          24.60%              19.81%
Net charge offs to total loan and investment portfolio .......................                           0.00%               5.58%
Allowance for loan losses to total loans .....................................                          16.02%              11.33%
Allowance for loan losses to non-accruing loans ..............................                          59.82%              52.37%
Allowance for losses on off-balance sheet credit risk to total
  contingencies net of options ...............................................                           4.87%               9.21%

CAPITAL RATIOS:
Common stockholders' equity to total assets ..................................                           8.94%              23.09%
Tier 1 capital to risk-weighted assets .......................................                          12.37%              37.78%
Total capital to risk-weighted assets ........................................                          13.62%              39.03%
----------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                      EXHIBIT IV
                      CONSOLIDATED STATEMENT OF OPERATIONS

------------------------------------------------------------------------------------------------------------------------------------
                                                                          FOR THE NINE MONTHS
                                                                          ENDED SEPTEMBER 30,
                                                                 ------------------------------------
                                                                          2002           2003           CHANGE             %
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (In $ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income ..................................................     $ 133,091       $  76,873       ($ 56,218)            (42)
Interest expense (1) .............................................       (83,477)        (36,155)         47,322             (57)
                                                                       ---------       ---------       ---------       ---------

NET INTEREST INCOME ..............................................        49,613          40,717          (8,896)            (18)

Provision for loan losses ........................................      (271,898)         54,847         326,745            (120)
                                                                       ---------       ---------       ---------       ---------

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES .......      (222,285)         95,565         317,850            (143)

OTHER INCOME (EXPENSE):
Commission income ................................................         6,832           6,294            (538)             (8)
Commission expense and other charges (1) .........................         .(29)            (248)           (219)            750
Provision for losses on off-balance sheet credit risk ............        (8,051)         (5,476)          2,575             (32)
Provision for fair value guarantees ..............................             0              (5)             (5)            n.a.(*)
Derivatives and hedging activities ...............................            27          (7,789)         (7,815)            n.s (*)
Impairment loss on securities ....................................       (44,260)           (953)         43,306             (98)
Gain on early extinguishment of debt .............................         1,430             789            (641)            (45)
Gain on the sale of loans ........................................            35               1             (34)            (98)
Gain on the sale of securities available for sale ................           120          22,211          22,091             n.s (*)
Gain (loss) on foreign currency exchange .........................           (29)           (384)           (355)            n.s (*)
Other income .....................................................            88               9             (80)            (90)
                                                                       ---------       ---------       ---------       ---------
NET OTHER INCOME (EXPENSE) .......................................       (43,838)         14,448          58,285            (133)

OPERATING EXPENSES:
Salaries and other employee expenses .............................        (7,408)         (7,093)            315              (4)
Communications ...................................................          (429)           (369)             60             (14)
Depreciation of premises and equipment ...........................        (1,027)         (1,131)           (104)             10
Professional services ............................................        (2,832)         (2,163)            669             (24)
Maintenance and repairs ..........................................          (659)           (831)           (172)             26
Rent of office and equipment .....................................          (419)           (349)             69             (17)
Other operating expenses .........................................        (2,685)         (2,809)           (124)              5
                                                                       ---------       ---------       ---------       ---------
TOTAL OPERATING EXPENSES .........................................       (15,458)        (14,744)            714              (5)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX .......      (281,581)         95,268         376,848            (134)
 Income tax ......................................................           (24)             (5)             19             (79)
                                                                       ---------       ---------       ---------       ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ....................      (281,605)         95,263         376,867            (134)

DISCONTINUED OPERATIONS:
Loss from operations and disposal of segment .....................        (2,243)              0           2,243            (100)
                                                                       ---------       ---------       ---------       ---------

NET INCOME (LOSS) ................................................     ($283,848)      $  95,263       $ 379,111            (134)
                                                                       =========       =========       =========       =========
------------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

(*) The meanings of the abbreviations for the percentage change of periods presented are as follows: n.s means not significant and n.a means not applicable.

                                                                       EXHIBIT V
              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  FOR THE THREE MONTHS ENDED,
                                                           -------------------------------------------------------------------------
                                                                    September 30, 2002                      June 30, 2003
                                                           -----------------------------------  ------------------------------------
                                                             AVERAGE                     AVG.      AVERAGE                     AVG.
                                                             BALANCE       INTEREST      RATE      BALANCE       INTEREST      RATE
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks ....................  $   513,495    $     2,267    1.73%   $   455,610    $     1,415    1.23%
Securities purchased under agreements to resell .........      135,769            877    2.53        132,022            672    2.01
Loans, net of discount ..................................    2,271,793         23,177    3.99      1,701,826         16,556    3.85
Impaired loans ..........................................      761,008          7,251    3.73        607,651          5,615    3.66
Investment securities ...................................      219,257          4,095    7.31        142,161          2,007    5.59

                                                           ----------------------------------    ----------------------------------
TOTAL INTEREST EARNING ASSETS ...........................  $ 3,901,323    $    37,667    3.78%   $ 3,039,270    $    26,265    3.42%
                                                           ----------------------------------    ----------------------------------

Non interest earning assets .............................  $    61,059                           $    55,606
Allowance for loan losses ...............................     (449,337)                             (364,817)
Other assets ............................................       22,335                                19,503

                                                           -----------                           -----------
TOTAL ASSETS ............................................  $ 3,535,379                           $ 2,749,563
                                                           -----------                           -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand ..............................................  $     4,522    $         8    0.70%   $     7,233    $        12    0.66%
    Time ................................................      588,777          2,869    1.91        528,760          1,783    1.33
Short-term borrowings and placements ....................    1,015,105          6,807    2.62        691,639          3,607    2.06
Medium and long-term borrowings and placements ..........    1,509,565         12,434    3.22      1,020,313          7,345    2.85

                                                           ----------------------------------    ----------------------------------
TOTAL INTEREST BEARING LIABILITIES (1) ..................  $ 3,117,969    $    22,118    2.78%   $ 2,247,944    $    12,748    2.24%
                                                           ----------------------------------    ----------------------------------
Non interest bearing liabilities and other liabilities ..  $   120,991                           $   119,666

TOTAL LIABILITIES .......................................    3,238,960                             2,367,610

Common stockholders' equity .............................      296,420                               381,954

TOTAL LIABILITIES, AND COMMON                              -----------                           -----------
STOCKHOLDERS' EQUITY ....................................  $ 3,535,379                           $ 2,749,563
                                                           -----------                           -----------

NET INTEREST SPREAD .....................................                                1.00%                                 1.18%
                                                                                        -----                                 -----
NET INTEREST INCOME AND NET
  INTEREST MARGIN .......................................                 $    15,549    1.58%                  $    13,517    1.78%
                                                                          -------------------                   -------------------

------------------------------------------------------------------------------------------------
                                                                 FOR THE THREE MONTHS ENDED,
                                                             -----------------------------------
                                                                      September 30, 2003
                                                             -----------------------------------
                                                                             AVERAGE       AVG.
                                                               BALANCE       INTEREST      RATE
------------------------------------------------------------------------------------------------
                                                             (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks .....................   $   314,969    $       819    1.02%
Securities purchased under agreements to resell ..........       132,022            642    1.90
Loans, net of discount ...................................     1,630,161         13,854    3.33
Impaired loans ...........................................       523,420          5,765    4.31
Investment securities ....................................       113,203          1,689    5.84

                                                             ----------------------------------
TOTAL INTEREST EARNING ASSETS ............................   $ 2,713,775    $    22,769    3.28%
                                                             ----------------------------------

Non interest earning assets ..............................   $    54,146
Allowance for loan losses ................................      (278,190)
Other assets .............................................         8,305

                                                             -----------
TOTAL ASSETS .............................................   $ 2,498,036
                                                             -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand ...............................................   $     5,628    $         6    0.40%
    Time .................................................       553,473          1,632    1.15
Short-term borrowings and placements .....................       565,633          2,796    1.93
Medium and long-term borrowings and placements ...........       712,697          4,905    2.69

                                                             ----------------------------------
TOTAL INTEREST BEARING LIABILITIES (1) ...................   $ 1,837,431    $     9,339    1.99%
                                                             ----------------------------------
Non interest bearing liabilities and other liabilities ...   $   102,223

TOTAL LIABILITIES ........................................     1,939,654

Common stockholders' equity ..............................       558,382

TOTAL LIABILITIES, AND COMMON                                -----------
STOCKHOLDERS' EQUITY .....................................   $ 2,498,036
                                                             -----------

NET INTEREST SPREAD ......................................                                 1.29%
                                                                                          -----

NET INTEREST INCOME AND NET
  INTEREST MARGIN ........................................                  $    13,430    1.96%
                                                                            -------------------
------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                      EXHIBIT VI
              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                                           FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                           -------------------------------------------------------------------------
                                                                           2002                                  2003
                                                           -----------------------------------   -----------------------------------
                                                             AVERAGE                     AVG.      AVERAGE                     AVG.
                                                             BALANCE        INTEREST     RATE      BALANCE        INTEREST     RATE
----------------------------------------------------------------------------------------------   -----------------------------------
                                                                            (In $ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits with banks ....................  $   582,652     $   7,811     1.77%   $   434,615     $   3,876     1.18%
Securities purchased under agreements to resell .........      199,188         3,871     2.56        132,022         1,995     1.99
Loans, net of discount ..................................    3,298,757       .98,267     3.93      1,686,790        47,144     3.69
Impaired loans ..........................................      318,985         9,373     3.87        610,787        17,487     3.78
Investment securities ...................................      276,046        13,768     6.58        136,330         6,371     6.16

                                                           ----------------------------------    ----------------------------------
TOTAL INTEREST EARNING ASSETS ...........................  $ 4,675,628     $ 133,091     3.75%   $ 3,000,544     $  76,873     3.38%
                                                           ----------------------------------    ----------------------------------

Non interest earning assets .............................  $    77,219                           $    55,621
Allowance for loan losses ...............................     (280,645)                             (354,778)
Other assets ............................................       39,038                                16,336

                                                           -----------                           -----------
TOTAL ASSETS ............................................  $ 4,511,240                           $ 2,717,723
                                                           -----------                           -----------

INTEREST BEARING LIABILITITES
Deposits
    Demand ..............................................  $     5,153     $      28     0.70%   $     5,952     $      27     0.60%
    Time ................................................      867,604        12,870     1.96        546,229         5,406     1.31
Short-term borrowings and placements ....................    1,385,248        29,176     2.78        634,721         9,913     2.06
Medium and long-term borrowings and placements ..........    1,639,500        41,404     3.33        979,319        20,809     2.80

                                                           ----------------------------------    ----------------------------------
TOTAL INTEREST BEARING LIABILITIES (1) ..................  $ 3,897,505     $  83,477     2.82%   $ 2,166,220     $  36,155     2.20%
                                                           ----------------------------------    ----------------------------------

Non interest bearing liabilities and other liabilities ..  $   122,718                           $   124,549

TOTAL LIABILITIES .......................................    4,020,224                             2,290,769

Common stockholders' equity .............................      491,016                               426,954

TOTAL LIABILITIES, AND COMMON                              -----------                           -----------
STOCKHOLDERS' EQUITY ....................................  $ 4,511,240                           $ 2,717,723
                                                           -----------                           -----------

NET INTEREST SPREAD .....................................                                0.93%                                 1.18%
                                                                                        -----                                 -----
NET INTEREST INCOME AND NET
  INTEREST MARGIN .......................................                  $  49,613     1.42%                   $  40,717     1.81%
                                                                           ------------------                    ------------------
------------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                     EXHIBIT VII
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  (In $ thousands, except percentages & ratios)

---------------------------------------------------------------------------------------------------------------------
                                                                NINE MONTHS         FOR THE THREE MONTHS ENDED
                                                                   ENDED      ---------------------------------------
                                                                 SEP 30/02     SEP 30/02     DEC 31/02     MAR 31/03
                                                                -----------------------------------------------------
INCOME STATEMENT DATA:
Interest income ..............................................   $ 133,091     $  37,667     $  32,710     $  27,840
Interest expense (1) .........................................     (83,477)      (22,118)      (17,544)      (14,069)
                                                                 ---------     ---------     ---------     ---------

NET INTEREST INCOME ..........................................      49,613        15,549        15,166        13,770

Provision for loan losses ....................................    (271,898)            0          (688)        7,325
                                                                 ---------     ---------     ---------     ---------

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ...    (222,285)       15,549        14,478        21,096

OTHER INCOME (EXPENSE):
Commission income ............................................       6,832         1,623         2,092         2,438
Commission expense and other charges (1) .....................         (29)           (9)           (9)           (9)
Provision for losses on off-balance sheet credit risk ........      (8,051)            0         1,881        (7,642)
Provision for fair value guarantees ..........................           0             0             0           (97)
Derivatives and hedging activities ...........................          27         4,640          (367)         (802)
Impairment loss on securities ................................     (44,260)       (2,252)           (8)           (3)
Gain on early extinguishment of debt .........................       1,430         1,430             0             0
Gain on the sale of loans ....................................          35             6            15             1
Gain on the sale of securities available for sale ............         120             0            64             0
Gain (loss) on foreign currency exchange .....................         (29)          (41)          330           (27)
Other income .................................................          88             2           415             5
                                                                 ---------     ---------     ---------     ---------
NET OTHER INCOME (EXPENSE) ...................................     (43,838)        5,398         4,412        (6,135)

TOTAL OPERATING EXPENSES .....................................     (15,458)       (5,093)       (3,848)       (4,581)
                                                                 ---------     ---------     ---------     ---------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAX ............................................    (281,581)       15,854        15,042        10,380
 Income tax ..................................................         (24)           (6)           71            (4)

INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ................    (281,605)       15,848        15,113        10,376

DISCONTINUED OPERATIONS:
Loss from operations and disposal of segment .................      (2,243)          (24)         (103)            0

NET INCOME (LOSS) ............................................   ($283,848)    $  15,824     $  15,010     $  10,376
                                                                 =========     =========     =========     =========
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS ..........   ($284,613)    $  15,566     $  14,755     $  10,127

---------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend .............   ($  16.41)    $    0.90     $    0.85     $    0.58

PERFORMANCE RATIOS
Return on average assets .....................................       -8.41%         1.78%         1.93%         1.46%
Return on average common stockholder's equity ................      -77.50%        20.83%        18.69%        12.13%
Net interest margin ..........................................        1.42%         1.58%         1.75%         1.73%
Net interest spread ..........................................        0.93%         1.00%         1.11%         1.13%
Total operating expenses to average assets ...................        0.46%         0.57%         0.50%         0.65%
---------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                FOR THE THREE MONTHS ENDED  NINE MONTHS
                                                                --------------------------     ENDED
                                                                 JUN 30/03     SEP 30/03     SEP 30/03
                                                                ---------------------------------------
INCOME STATEMENT DATA:
Interest income ..............................................   $  26,265     $  22,769     $  76,873
Interest expense (1) .........................................     (12,748)       (9,339)      (36,155)
                                                                 ---------     ---------     ---------

NET INTEREST INCOME ..........................................      13,517        13,430        40,717

Provision for loan losses ....................................      37,429        10,093        54,847
                                                                 ---------     ---------     ---------

NET INTEREST INCOME (LOSS) AFTER PROVISION FOR LOAN LOSSES ...      50,946        23,523        95,565

OTHER INCOME (EXPENSE):
Commission income ............................................       1,943         1,913         6,294
Commission expense and other charges (1) .....................        (108)         (131)         (248)
Provision for losses on off-balance sheet credit risk ........       7,209        (5,043)       (5,476)
Provision for fair value guarantees ..........................          92             0            (5)
Derivatives and hedging activities ...........................        (320)       (6,667)       (7,789)
Impairment loss on securities ................................        (875)          (75)         (953)
Gain on early extinguishment of debt .........................         789             0           789
Gain on the sale of loans ....................................           0             0             1
Gain on the sale of securities available for sale ............      13,351         8,860        22,211
Gain (loss) on foreign currency exchange .....................        (534)          176          (384)
Other income .................................................           1             2             9
                                                                 ---------     ---------     ---------
NET OTHER INCOME (EXPENSE) ...................................      21,547          (965)       14,448

TOTAL OPERATING EXPENSES .....................................      (5,409)       (4,755)      (14,744)
                                                                 ---------     ---------     ---------

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE INCOME TAX ............................................      67,085        17,803        95,268
 Income tax ..................................................          (1)            0            (5)

INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ................      67,084        17,803        95,263

DISCONTINUED OPERATIONS:
Loss from operations and disposal of segment .................           0             0             0

NET INCOME (LOSS) ............................................   $  67,084     $  17,803     $  95,263
                                                                 =========     =========     =========
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCKHOLDERS ..........   $  66,865     $  17,803     $  94,895

-------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend .............   $    3.65     $    0.45     $    3.78

PERFORMANCE RATIOS
Return on average assets .....................................        9.79%         2.83%         4.69%
Return on average common stockholder's equity ................       70.22%        12.65%        29.72%
Net interest margin ..........................................        1.78%         1.96%         1.81%
Net interest spread ..........................................        1.18%         1.29%         1.18%
Total operating expenses to average assets ...................        0.79%         0.76%         0.73%
-------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                    EXHIBIT VIII
                                CREDIT PORTFOLIO
                             DISTRIBUTION BY COUNTRY
                                 (In $ millions)

---------------------------------------------------------------------------------------
                                                    AMOUNT OUTSTANDING
                                   ----------------------------------------------------
                                     (A)        (B)        (C)
COUNTRY                            30SEP02    30JUN03    30SEP03   (C) - (B)  (C) - (A)
                                   ----------------------------------------------------

  ARGENTINA ....................   $   846    $   584    $   452     (132)      (394)
  BOLIVIA ......................         5          9          0       (9)        (5)
  BRAZIL .......................     1,291      1,066      1,140       74       (151)
  CHILE ........................        50         79         44      (35)        (6)
  COLOMBIA .....................       148         63         94       32        (54)
  COSTA RICA ...................        38         22         32       10         (6)
  DOMINICAN REPUBLIC ...........       178        161        135      (27)       (43)
  ECUADOR ......................        84         62         64        2        (19)
  EL SALVADOR ..................        22         15         21        6         (1)
  GUATEMALA ....................        21         31         32        1         12
  JAMAICA ......................        20         11         23       12          3
  MEXICO .......................       455        216        203      (13)      (252)
  NICARAGUA ....................        14         13         10       (3)        (4)
  PANAMA .......................         8         36         44        8         36
  PARAGUAY .....................         1          1          1        0         (0)
  PERU .........................       121        101        103        2        (18)
  TRINIDAD & TOBAGO ............        27         95         77      (18)        50
  VENEZUELA ....................       226        129         81      (48)      (145)
  OTHER (1) ....................       157        136        132       (4)       (25)
                                   -------    -------    -------    -----    -------

TOTAL CREDIT PORTFOLIO (2) .....   $ 3,712    $ 2,831    $ 2,689    ($142)   ($1,022)

UNEARNED INCOME (3) ............   ($   10)   ($    6)   ($    4)   $   2    $     7
                                   -------    -------    -------    -----    -------

TOTAL CREDIT PORTFOLIO,
      NET OF UNEARNED INCOME ...   $ 3,701    $ 2,826    $ 2,686    ($140)   ($1,016)
                                   =======    =======    =======    =====    =======
---------------------------------------------------------------------------------------

(1) Includes securities purchased under agreements to resell with Argentine counterparties of $132 million at September 30, 2003, which were fully collaterized with US Treasury securities, and which the Bank classifies as US country risk.

(2) Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies, including confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risks. Excludes credit commitments in the amount of $107 million at September 30, 2003, of which $57 million were in Brazil and $50 million in Mexico.

(3)   Represents unearned income for loans.